EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	October 30, 2015

Seabridge Gold Closes $14.6 Million Non-Brokered Private Placement

Seabridge Gold Inc. (the "Company") announced today that it has closed its previously announced non-brokered private placement with two of its largest shareholders who have purchased 1.8 million common shares of the Company at a price of $8.10 per share for gross proceeds of $14,580,000. Funds from the private placement will be used for general working capital requirements. FCMI Parent Co. (“FCMI”), an entity controlled by Albert D. Friedberg and members of his immediate family, purchased 1.5 million shares of the private placement.

Seabridge Chairman and CEO Rudi Fronk noted that “FCMI has been a shareholder of Seabridge since 2001 and we are grateful for their ongoing support. The proceeds from this financing are sufficient to cover Seabridge’s ongoing property holding costs and corporate G&A into 2017. Our plan is to fund exploration separately through flow-through offerings at a premium to market, if and when our board determines that further programs are warranted.”

“The 2015 exploration program at our 100%-owned KSM project successfully expanded higher grade core zones that have the potential to enhance projected economics. As in previous years, we expect this year’s program to generate additional gold resources which more than offset the share dilution required to finance the Company’s operations. Growing gold ownership per share remains a key objective for Seabridge," Mr. Fronk said.

The shares issued under this private placement are subject to a four-month hold period expiring on March 1, 2016.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.net/resources.php

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States absent registration or unless an exemption from such registration is available.

Neither the Toronto Stock Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned exploration work at the Company's projects and the expected results of such work, including that the expansion of higher grade core zones have the potential to enhance projected economics and that exploration is expected to generate additional gold resources which more than offset the share dilution, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the timing of closing and use of proceeds from the Offering. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: the need to satisfy regulatory and legal requirements with respect to the Offering, uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2014 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD

“Rudi Fronk”
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net